UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

On June 12, 2024, the Board of Directors of the Company authorized a potential private financing (the “Financing”) under subscription agreements (the “Agreements”) pursuant to which the Company may issue up to 10 million Class A ordinary shares (the “Shares”). Through the date of filing this Form 6-K, the Company has received Agreements from ten creditors of the Company (the “Creditors”) and four potential new investors (the “New Investors”) in the Company covering approximately 9.5 million Shares. The Agreements with the Creditors provide that a total of approximately $4.8 million in outstanding principle owed by the Company to the Creditors will be retired and/or restructured and the Agreements with the New Investors provide for cash payments to the Company of approximately $2.0 million.

The Company expects to use the net cash proceeds from the Financing for working capital and other corporate purposes. The Shares have not been registered under the Securities Act of 1933, as amended (the “33 Act”). The Financing is being conducted as a private placement not involving a public offering under Regulation D and/or Regulation S of the 33 Act.

The Agreements are subject to acceptance by the Company in its sole discretion and other customary closing conditions, including successful submission of a supplemental listing application with the NYSE – American covering issuance of the Shares. The Company expects to close the Financing within the next 30 days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: June 21, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

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